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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2) *

                     Total Containment, Inc.
                        (Name of Issuer)


                 Common Stock ($0.01 Per Share)
                 (Title of Class of Securities)


                           89149T 10 1
                         (CUSIP Number)


 Patrick W. Allender             George P. Stamas, Esquire
 Danaher Corporation             Piper & Marbury L.L.P.
 1250 24th Street, N.W.          1200 Nineteenth Street, N.W.
 Suite 800                       Washington, D.C.  20036-2430
 Washington, D.C.  20037         (202) 861-3900
 (202) 828-0850
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         August 4, 1995
     (Date of Event which Requires Filing of this Statement)


If  the  filing  person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ___

Check the following box if a fee is being paid with this statement:

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  89149T 10 1
1.  NAME OF REPORTING PERSON:     Danaher Corporation
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   59-
1995548
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
3.  SEC USE ONLY
4.        SOURCE OF FUNDS*    WC
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

 NUMBER OF SHARES         7.   SOLE VOTING POWER   None

BENEFICIALLY OWNED           8.   SHARED VOTING POWER    2,601,000**
BY EACH REPORTING            9.   SOLE DISPOSITIVE POWER   None
   PERSON WITH               10.  SHARED DISPOSITIVE POWER   2,601,000**
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,601,000**
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)
          56.0% (calculated by dividing (i) the 2,601,000 shares beneficially owned by the Reporting Person by (ii) the 4,641,600 shares of Common Stock outstanding).
          14.  TYPE OF REPORTING PERSON*  CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Voting power and dispositive power is shared based upon Danaher Corporation's right to acquire such Shares pursuant to the Stock Purchase Agreement.
     This Amendment No. 2 amends and supplements the statement on
Schedule 13D dated May 17, 1995 as amended by Amendment No. 1 dated May 23, 1995 filed by Danaher Corporation, a Delaware corporation ("Danaher") relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Total Containment, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.

       Item   6.   Contracts,  Arrangements,  Understandings   or
Relationships With Respect to Securities of the Issuer.`

      On  August  4, 1994, Danaher terminated the Stock  Purchase
Agreement  dated  May 7, 1995 among Danaher, Group  Treco,  Ltee,
Marc Guindon and Marcel Dutil pursuant to Section 8.3 thereof.





                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 7, 1995

                         DANAHER CORPORATION


                                  /s/         Patrick          W.
Allender___________________________
                         By:  Patrick W. Allender
                         Title:    Senior Vice President